Mail Stop 3561

August 28, 2008

Jimmy S.H. Lee, Chairman
Mercer International, Inc.
650 West Georgia Street
Vancouver, British Columbia, Canada V6B 4N8

RE: Mercer International, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
File No. 1-15399

Dear Mr. Lee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Health Care Services